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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________ )

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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's announcement with respect to the stabilizing actions and end of stabilization period in connection with the Registrant's follow-on offering.






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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the U.S. Securities Act, or an exemption from the registration requirements of the U.S. Securities Act is available. This announcement does not constitute an offer of any securities for sale.

Terms defined in the Company's announcement dated 31 August 2005 (the "Announcement") shall have the same meanings when used in this announcement.



                             [GRAPHIC COMPANY LOGO]

                  [GRAPHIC CHINESE CHARACTERS OF COMPANY NAME]

                           PETROCHINA COMPANY LIMITED*

                   (A joint stock company incorporated in the
               People's Republic of China with limited liability)


                               (STOCK CODE: 0857)

               STABILIZING ACTIONS AND END OF STABILIZATION PERIOD


SUMMARY

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     The Company announces that the stabilization period in connection with the
     Placing ended on 15 October 2005.

     During the stabilization period, on 8 September 2005, the Managers' Option was exercised in full by the Stabilizing Manager in respect of the Option Shares, which are in aggregate 351,648,000 H Shares, for the purpose of covering over-allocations in the Placing.

     No other stabilizing actions were undertaken during the stabilization period.

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The Company makes this announcement pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Cap. 571W of the Laws of Hong Kong).

The Company announces that the stabilization period in connection with the Placing ended on 15 October 2005. During the stabilization period, on 8 September 2005, Goldman Sachs (Asia) L.L.C., the Stabilizing Manager, on behalf of the Underwriters and after consultation with the other Underwriters, exercised in full the Managers' Option referred to in the Announcement in respect of the Option Shares, which are in aggregate 351,648,000 H Shares, for the purpose of covering over-allocations in the Placing. Pursuant to the exercise in full of the Managers' Option, the Company issued an additional 319,680,000 H Shares and NSSF sold an additional 31,968,000 H Shares, at the Purchase Price of HK$6.00 per Option Share. The details of the exercise in full of the Managers' Option were more particularly described in the Company's announcement dated 8 September 2005.

No other stabilizing actions were undertaken during the stabilization period.



                                              By Order of the Board of Directors
                                                  PETROCHINA COMPANY LIMITED
                                                          LI HUAIQI
                                                    SECRETARY TO THE BOARD

Beijing, PRC, 17 October 2005
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As at the date of this announcement, the Chairman is Mr Chen Geng; the vice
Chairmen are Messrs Jiang Jiemin and Ren Chuanjun; the Executive Directors are Messrs Su Shulin, Duan Wende and Wang Fucheng; the Non-executive Directors are Messrs Zheng Hu, Zhou Jiping, Gong Huazhang and Zou Haifeng; the Independent Non-executive Directors are Messrs Chee-Chen Tung, Liu Hongru and Franco Bernabe(C); and the Secretary to the Board of Directors is Mr Li Huaiqi.


* For identification purpose only.



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                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  PetroChina Company Limited



Dated: October 18, 2005                           By:   /s/ Li Huaiqi
                                                  ------------------------------
                                                  Name:     Li Huaiqi
                                                  Title:    Company Secretary